Filed Pursuant to Rule 424(b)3

Registration Nos. 333-125325

333-125325-01

DB COMMODITY INDEX TRACKING FUND

DB COMMODITY INDEX TRACKING MASTER FUND

SUPPLEMENT DATED JULY 12, 2006 TO

PROSPECTUS DATED JANUARY 17, 2006

This Supplement updates certain fee and breakeven related information contained in the Prospectus dated January 17, 2006, as supplemented from time to time (the “Prospectus”) of DB Commodity Index Tracking Fund (the “Fund”) and DB Commodity Index Tracking Master Fund. All capitalized terms used in this Supplement have the same meaning as in the Prospectus.

Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.

Management Fee

This Supplement updates all references to the Management Fee in the Prospectus. Effective July 12, 2006, the Managing Owner has determined to reduce the amount of the Management Fee to 0.75% per annum of the net asset value of the Master Fund, paid monthly in arrears by the Master Fund to the Managing Owner. The Management Fee has been reduced by 0.20% per annum of the net asset value of the Master Fund and all references to the Management Fee in the Prospectus hereby are amended accordingly. (For the avoidance of doubt, the Master Fund will pay the prior Management Fee of 0.95% per annum of the net asset value of the Master Fund in respect of the period from July 1 - 11 and the reduced Management Fee of 0.75% per annum of the net asset value of the Master Fund in respect of the period from July 12 - 31.)

Brokerage Commissions and Fees

This Supplement updates all references to “Brokerage Commissions and Fees” in the Prospectus. Based on actual historical information, the prior estimate of Brokerage Commissions and Fees of 0.20% per annum of the net asset value of the Master Fund in any year has been reduced to 0.08% per annum of the net asset value of the Master Fund in any year, and all references to Brokerage Commissions and Fees in the Prospectus hereby are amended accordingly. The last sentence in each of the (i) sub-section “The Commodity Broker” under the “Summary” section of the Prospectus, (ii) sub-section “Brokerage Commissions and Fees” under the “Summary – Fees and Expenses” section of the Prospectus and (iii) sub-section “Brokerage Commissions and Fees” under the “Charges” section of the Prospectus hereby is deleted in its entirety and replaced with the following sentence:

The Managing Owner does not expect brokerage commissions and fees to exceed 0.08% of the net asset value of the

Master Fund in any year, although the actual amount of brokerage commissions and fees in any year or any part of any year may be greater.

Organization and Offering Expenses

This Supplement updates all references to “Organization and Offering Expenses” in the Prospectus. Effective July 12, 20061 the Managing Owner has determined to assume all organization and offering expenses not yet paid by the Fund and the Master Fund and the Prospectus is hereby amended accordingly. The sub-section “Organization and Offering Expenses” under the “Summary – Fees and Expenses” section of the Prospectus and the first paragraph in the sub-section “Organization and Offering Expenses” of the “Charges” section of the Prospectus hereby are deleted in their entirety and replaced with the following paragraph:

Effective July 12, 2006 the Managing Owner has determined to assume all Organization and Offering Expenses not yet paid by the Fund and the Master Fund. Such expenses include expenses incurred in connection with organizing the Fund and the

Master Fund and the initial offering of the Shares. Expenses incurred in connection with the continuous offering of

Shares after the commencement of the Master Fund’s trading operations and not yet paid by the Master Fund also will be paid by the Managing Owner.

Routine Operational, Administrative and Other Ordinary Expenses

This Supplement updates all references to “Routine Operational, Administrative and Other Ordinary Expenses” in the Prospectus. Effective July 12, 20062 the Managing Owner has determined to assume all routine operational, administrative and other ordinary expenses of the Fund and the Master Fund and all references to routine operational, administrative and other ordinary expenses in the Prospectus hereby are amended accordingly. The sub-section “Routine Operational, Administrative and Other Ordinary Expenses” under the “Summary – Fees and Expenses” section of the Prospectus and the sub-section “Routine Operational, Administrative and Other Ordinary Expenses” of the “Charges” section of the Prospectus hereby are deleted in their entirety and replaced with the following paragraph:

Effective July 12, 2006 the Managing Owner has determined to assume all Routine Operational, Administrative and Other Ordinary Expenses of the Fund and the Master Fund going forward, including, but not limited to, computer services, the fees and expenses of the Trustee, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs.

[1]	Prior to July 12, 2006, all organization and offering expenses of the Fund and the Master Fund had been paid by the Managing Owner and were subject to reimbursement by the Master Fund, without interest, in 36 monthly payments during each of the first 36 months after the commencement of the Master Fund’s trading operations, subject to a cap in the amount of 2.50% of the aggregate amount of all subscriptions for Shares prior to the commencement of trading and during the first 36 months of the Master Fund’s trading operations. Expenses incurred in connection with the continuous offering of Shares after the commencement of the Master Fund’s trading operations were also paid by the Managing Owner, subject to reimbursement by the Master Fund, without interest, in 36 monthly payments during each of the 36 months following the month in which such expenses were paid by the Managing Owner. In no event would the aggregate amount of payments by the Master Fund to the Managing Owner in any month in respect of reimbursement of organization or offering expenses exceed 0.10% per annum of the daily average net asset value of the Master Fund during such month.

[2]	Prior to July 12, 2006, all routine operational, administrative and other ordinary expenses of the Fund and the Master Fund were paid by the Master Fund.

Breakeven Amount and Breakeven Table

This Supplement updates all references to the “Breakeven Table” in the Prospectus. Based on the (i) revised Management Fee, (ii) Managing Owner’s assumption of Organization and Offering Expenses and Routine Operational, Administrative and Other Ordinary Expenses going forward and (iii) revised Brokerage Commissions and fees, the total expenses of the Fund and the Master Fund are estimated to be 0.83% per annum, rather than the aggregate of 1.30% reflected in the breakeven table set forth in the Supplement dated March 2, 2006 to the Prospectus.

It is expected that interest income will exceed the fees and costs incurred during the continuous offering period. Accordingly, based on current interest income of 5.08% per annum of the net asset value of the Master Fund, the 12-Month Breakeven amount is either (i) $(1.06) or (4.25)% per Share, or (ii) $(212,500) or (4.25)% per Basket. In other words, the Fund is expected to break even in any twelve month period provided that its portfolio of Index Commodities does not decline by more than 4.25% per annum plus the amount of any commissions charged by the investor’s broker.

This Supplement replaces the Breakeven Table (including footnotes) in both the “Summary” and “Charges” set forth in the Supplement dated March 2, 2006 to the Prospectus with the following:

“Breakeven Table”

	Shares of the Fund[1]		Basket[2]
Expense	$	%	$	%
Underwriting Discount[3]	N/A	N/A	N/A	N/A
Management Fee[4]	$0.19	0.75%	$37,500	0.75%
Organization and Offering Expense Reimbursement[5]	$0.00	0.00%	$0.00	0.00%
Brokerage Commissions and Fees[6]	$0.02	0.08%	$4,000	0.08%
Routine Operational, Administrative and Other Ordinary Expenses[7,8]	$0.00	0.00%	$0.00	0.00%
Interest Income[9]	$(1.27)	(5.08)%	$(254,000)	(5.08)%
12-Month Break Even (initial offering period)	$(0.31)	(1.25)%	$(62,500)	(1.25)%
12-Month Break Even (continuous offering period)[10,11]	$(1.06)	(4.25)%	$(212,500)	(4.25)%

1.	The breakeven analysis set forth in this column assumes that the Shares have a constant month-end net asset value and is based on $25.00 as the net asset value per Share. See “Charges” on page 37 for an explanation of the expenses included in the “Breakeven Table.”

2.	The breakeven analysis set forth in this column assumes that Baskets have a constant month-end net asset value and is based on $5 million as the net asset value per Basket. See “Charges” on page 37 for an explanation of the expenses included in the “Breakeven Table.”

3.	The upfront selling commission was charged only in respect of Shares sold during the initial offering period.

4.	From the Management Fee, the Managing Owner will be responsible for paying the fees and expenses of the Administrator and the Distributor.

5.	Effective July 12, 2006, the Managing Owner will be responsible for paying the organization and offering expense reimbursement not yet paid by the Fund and the Master Fund.

6.	The actual amount of brokerage commissions and trading fees to be incurred will vary based upon the trading frequency of the Master Fund and the specific futures contracts traded.

7.	Effective July 12, 2006, the Managing Owner will be responsible for paying all routine operational, administrative and other ordinary expenses of the Fund and the Master Fund going forward.

8.	In connection with orders to create and redeem Baskets, Authorized Participants will pay a transaction fee in the amount of $500 per order. Because these transaction fees are de minimis in amount, are charged on a transaction-by-transaction basis (and not on a Basket-by-Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table.

9.	Interest income currently is estimated to be earned at a rate of 5.08%, based upon the current yield on 3 month U.S. Treasury bills.

10.	It is expected that interest income will exceed the fees and costs incurred, other than commissions in respect of Shares purchased during the continuous offering period.

11.	You may pay customary brokerage commissions in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the breakeven table. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

* * * * * * * * * * * * * * * * * * *

All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

DB COMMODITY SERVICES LLC

Managing Owner